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INVEST IN HAWAIIAN BROS TODAY!

Island-Inspired Flavors, Aloha Spirit.

Hawaiian Bros opened its first restaurant in 2018 and offers island-inspired food with broad consumer appeal. The company's 2022 revenue was $99.6 million.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

 Hawaiian Bros is positioned between the Quick Service ("QSR") and Fast Casual categories, with the speed of service and drive-thru efficiency of a QSR coupled with the fresh, high-quality ingredients and higher average check typical of a Fast Casual restaurant. The company's dine-in, drive-thru, takeout and delivery meals center on a streamlined menu of freshly-cooked meat, rice, steamed vegetables, and macaroni salad, putting its own spin on the classic Hawaiian plate lunch. Hawaiian Bros' restaurants have no freezers, fryers, or microwaves.

 The QSR and Fast Casual categories include national chains focused on traditional offerings like burgers, chicken, sandwiches, pizza, and what is now mainstream global fare: Mexican, Asian and Italian. The Hawaiian plate lunch is not in any of the existing categories, opening the door to create an exciting, unique brand that doesn't compete head-to-head with existing national chains. The lack of large-scale direct competition with the brand's Hawaiian-inspired food translates into significant white space.

 Hawaiian Bros' revenues were $99.6 million in 2022, up from $55 million in 2021 and $20 million in 2020. The company ended the year with 37 locations in 6 states with average unit volumes of $4.3 million for traditional brick-and-mortar restaurants included in the same-store base. The company recently launched its franchising program, and has signed agreements with four franchisees to develop 98 locations over the next several years.

THE MARKET & OUR TRACTION

Untapped Market Opportunity

According to Technomic's 2023 Top 500 Chain Restaurant Report, chain restaurant sales expanded by nearly $30 billion to $393 billion in 2022, an increase of 8.2% on an annual basis. The fast casual and quick service segments have registered the strongest growth over the last five years, increasing sales by 8.7% and 5.5%, respectively.

Since opening its first restaurant in 2018, Hawaiian Bros has experienced impressive growth. As of May 2023, the company has expanded to 38 restaurants, including five Digital Kitchens, and recently refranchised 11 stores in the Dallas market to its first franchisee. Company revenues were $99.6 million in 2022, up from $55 million in 2021 and $20 million in 2020, and average unit volumes of $4.3 million for traditional brick-and-mortar restaurants included in the same-store base ranked in the top tier of QSR and Fast Casual brands. Hawaiian Bros served over 7.5 million guests in 2022, and achieved an average satisfaction rating of 4.7 stars.

Invest Now
$7.91 Per Share

RAISED ⓘ	INVESTORS
$0	0
MIN INVEST ⓘ	VALUATION
$355.95	$306M



UNTAPPED MARKET OPPORTUNITY

DEFINING OUR OWN SPACE IN A $600BN+ INDUSTRY

HAWAIIAN BROS is an exciting, new brand that serves up a **one-of-a-kind plate lunch** that doesn't compete head-to-head with existing national chains.

Source: Technomic's 2023 Top 500 Chain Restaurant Report.





And if that's not impressive enough, Hawaiian Bros' price/value scores outrank even the most established brands.

The company has nearly **300,000 loyalty members**, who typically visit the restaurants more frequently than other customers.

THE PITCH

Unique Brand with Rapid Growth Garnering Recognition

Since the company's inception, Hawaiian Bros has landed on numerous nationally recognized lists, including a Notable New Entrant on the Technomic Top 500 list in 2022, QSR's Best Brands to Work For, QSR Magazine's 40/40 List for 2022: America's Hottest Startup Fast Casuals, and Inc. Magazine's 5000 list of the Midwest Region's Fastest-Growing Private Companies.

HAWAIIAN BROS HAS LANDED ON NUMEROUS NATIONALLY RECOGNIZED LISTS

QSR'S BEST BRANDS TO WORK FOR

TECHNOMIC TOP 500

INC. MAGAZINE 5000 LIST OF THE MIDWEST REGION'S FASTEST-GROWING PRIVATE COMPANIES

QSR MAGAZINE'S 40/40 LIST FOR 2022: AMERICA'S HOTTEST STARTUP FAST CASUALS



ISLAND-INSPIRED FLAVORS, ALOHA SPIRIT.

The Problem & Our solution

Food That's Fast AND Fresh

Nearly 70% of sales for limited-service restaurant chains in the Technomic Top 500 are represented by just four categories: burgers, chicken, sandwiches, and pizza. When dining out or ordering in, consumers are always seeking new alternatives. People want fast, fresh, and affordable choices that include more than these options.

Hawaiian Bros fills the gap by offering island-inspired cuisine that is fast, fresh, and

Hawaiian Bros fills the gap by offering island-inspired cuisine that is fast, fresh, and affordable. With a menu similar to the Hawaiian plate lunch, which includes chicken or pork with a unique blend of sweet and savory flavors, plated with fluffy white rice and macaroni salad, and made without the use of freezers, fryers, or microwaves, Hawaiian Bros stands out from the competition. The lack of large-scale direct competition also provides an opportunity for the brand to enter the market before others react. By leading with their "why," which is to spread positivity through the Aloha spirit, Hawaiian Bros creates a unique and welcoming dining experience that resonates with consumers.

NO FREEZERS.
NO FRYERS.
NO MICROWAVES.

The **HAWAIIAN BROS** menu adheres to a simple principle: **do few things but do them extremely well.**

A FOCUSED MENU


Huli Huli Chicken


Molokai Chicken


Honolulu Chicken


Luau Pig


Seasoned Vegetables


Kilauea Chicken


Pacific Island Salad


Steamed Rice


Macaroni Salad


Pineapple


Spam® Musubi


Dole Soft Serve®

WHY INVEST

Island-Inspired Flavors, Mainland Locations

Hawaiian Bros has grown exponentially in the past few years. The company opened 12 new locations and entered into two new markets, St. Louis and Oklahoma City, in 2022, ending the year with 37 locations in six states. The company recently launched its franchising program,

and has signed agreements with four franchisees to develop 98 locations over the next several years. These franchisees include Stine Enterprises, a highly successful franchise group with a strong presence in Arizona and California, where they own and operate 87 Jack in the Box restaurants and 14 Denny's restaurants. Under the Hawaiian Bros name, Stine Enterprises will develop 75 units bringing island-inspired food to Arizona and North Texas.

In addition, the company is having conversations with a growing list of interested multi-unit franchisees who can leverage their market knowledge into fast growth.

"We are so excited for the future of Hawaiian Bros, we made a significant equity investment in the corporation," said Steve Stine, CEO and founder of Stine Enterprises.


TOP 5 AHA
MOMENTS
1 Perfectly positioned
2 AUV ranks among the highest in the industry
3 Simple, focused, craveable menu
4 Obsession with quality and speed
5 Concept translates to significant "white space"

Hawaiian Bros is intentionally positioned between traditional QSR and Fast Casual to leverage the benefits of both styles. The company's AUVs rank among the highest in the industry.

Hawaiian Bros believes its simple, focused, craveable menu and their obsession with quality and speed (30-second window times) makes them stand out in the industry. Additionally, the brand believes its unique concept translates into significant "white space" with few national competitors.

Hawaiian Bros expects additional franchising opportunities to further accelerate growth.

Bring out your Aloha Spirit by **investing in Hawaiian Bros**, the award-winning island-inspired restaurant brand that treats everyone like family.

ABOUT

HEADQUARTERS
720 Main Street
Kansas City, MO 64105

WEBSITE
View Site

Hawaiian Bros opened its first restaurant in 2018 and offers island-inspired food with broad consumer appeal. The company's 2022 revenue was $99.6 million.

TEAM



Scott Ford
President, Co-Chief Executive Officer, Director

Mr. Scott Ford has served as the Company's President since January



Cameron McNie
Co-Chief Executive Officer, Chairman of the Board

Mr. Cameron McNie serves as the Company's Co-Chief Executive



Tyler McNie
Co-Chief Executive Officer, Director

Mr. Tyler McNie serves as the Company's Co-Chief Executive

2020 and its Co-Chief Executive Officer since January 2021. Prior to becoming President of Hawaiian Bros, he worked with the Company as a consultant from October 2019 to January 2020, identifying operational best practices designed to help the company grow. Mr. Ford is responsible for People Development, restaurant operations, marketing and supply chain management.

Mr. Ford previously worked for Goodcents Franchise Systems, Inc. ("Goodcents") from January 2010 to May 2018, serving as chief operating officer from January 2016 to May 2018 and as president from January 2017 to May 2018, where he led the company's strategic vision for franchise growth and the customer experience and was responsible for implementing a new digital consumer interaction and ordering strategy, up-to-the-minute reporting technology for franchisees and an e-learning platform for employee training.

Prior to joining Goodcents, Mr. Ford held various leadership positions at Applebee's International, Inc, where he assisted in the launch of the Applebee's Carside To-Go platform, and at Boston Market Corporation. In addition to expanding national restaurant brands, he has also built four of his own companies, including DKA Services, LLC, a management consulting business specializing in supply chain management, and PRIME Catered Events, a Kansas City-based catering company, from the ground up. We believe that Mr. Ford's more than 36 years of experience in restaurant operations, franchising, brand strategy and development make him well qualified to serve on our Board.



Officer and Chairman of the Board. Mr. McNie has served as the Company's Co-Chief Executive Officer and director since co-founding Hawaiian Bros in July 2017. In addition to leading the Board and directing the Company's strategy, Mr. McNie is responsible for financial, fundraising and information technology matters. Mr. McNie also served as Chairman of the Board of First Baptist Church of Eugene, Oregon from September 2016 to August 2020. Prior to founding Hawaiian Bros, Mr. McNie spent fourteen years operating his family's Hawaiian plate lunch restaurant business in Oregon. We believe that Mr. McNie's experience managing and growing Hawaiian plate lunch restaurants makes him well qualified to serve on our Board.



Officer and director, roles he has held since co-founding the Company in July 2017. Mr. McNie is responsible for culinary planning, real estate development and restaurant architecture and design. Prior to founding Hawaiian Bros, Mr. McNie spent 14 years managing his family's Hawaiian Plate Lunch restaurant business in Oregon. We believe Mr. McNie's experience managing and growing Hawaiian plate lunch restaurants makes him well qualified to serve on our Board.





Joel Worcester
Director

Mr. Joel Worcester has served on the Company's Board since co-founding the Company in July 2017. Mr. Worcester has been a managing partner of Worcester Investments, a real estate investment company with 4,000 multifamily units under management, since he co-founded it with two of his brothers in 2006. He is responsible for creating and communicating the Worcester Investments' vision and long-term growth strategy. We believe that Mr. Worcester's extensive management experience makes him well qualified to serve on our Board.





Carey Malloy
Chief Development Officer

Carey Malloy has served as the Company's Chief Development Officer since March 2022. Prior to joining Hawaiian Bros, Ms. Malloy worked for Edible Arrangements, LLC from May 2019 to March 2022, serving successively as senior director of financial planning and analysis, vice president of finance and accounting and chief financial officer. During her tenure, the company reported $635 million in annual system-wide sales and $200 million in annual revenue from its 915 retail stores. From July 2017 to November 2018, Ms. Malloy served as director of finance for global markets at ConAgra Brands, Inc. ("ConAgra"), where she drove the annual strategic planning process of ConAgra's international business segment. Before joining ConAgra, she worked for McDonald's Corporation ("McDonald's") from December 1995 to October 2017. She held a number of roles during her time at McDonald's, including, from October 2016 to July 2017, Director of U.S. Financial Planning and Analysis. In this role, Ms. Malloy led the financial planning and projection process for McDonald's U.S. business, its largest business segment.





Breck Templeton
Chief Financial Officer

Breck Templeton joined the Company in March 2022 and began serving as the Company's Chief Financial Officer in May 2022. Prior to joining Hawaiian Bros, Mr. Templeton served as chief financial officer of SPB Hospitality, a multi-concept restaurant company which operates 246 company restaurants and 61 franchise restaurants, from December 2020 to March 2022. From July 2013 to December 2020, Mr. Templeton served as chief financial officer of Fogarty & Klein, Inc. dba 9thWonder Agency, where he led the acquisition of five advertising agencies. He served as chief financial officer of Smith Dairy Queens, Ltd., a Dairy Queen franchisee operating 41 locations, from July 2009 to July 2013. From October 2006 to February 2008, he served as chief financial officer of JCS Holdings, Inc., owner of Joe's Crab Shack, following the company's sale by Landry's Restaurants, Inc ("Landry's"). Prior to joining JCS Holdings, Inc., Mr. Templeton held a number of roles at Landry's from March 1995 to October 2006, including vice president of operations and strategic planning and vice president of operations analysis. During his tenure at Landry's, he played a key role in the acquisition and integration of a number of concepts, including Rainforest Café and Saltgrass Steakhouse, and he oversaw the growth of Joe's Crab Shack from three locations to over 120 locations.

TERMS

Hawaiian Bros

Overview

PRICE PER SHARE
$7.91

VALUATION
$306M

DEADLINE ⓘ
Sep 1, 2023

FUNDING GOAL ⓘ
$25k - $5M

Breakdown

MIN INVESTMENT ⓘ
$355.95

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$4,999,998.01

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
3,160

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
632,111

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Financials	⌄
Risks	⌄

Voting Rights of Securities Sold in this Offering

Investors will not have any voting rights with respect to the Shares. Subject to the provisions of our Certificate of Incorporation and Bylaws and an irrevocable proxy (the "Proxy") to be granted by Investors to the Nominee, as the holder of record of the Shares, the Nominee shall be entitled to vote the Shares on matters that require the approval or consent of our stockholders under the Certificate of Incorporation and the Bylaws. Pursuant to the terms of the Proxy, the Nominee shall vote the Shares consistently with (i) the voting provisions of the Stockholders' Agreement, or if the Stockholders' Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. Subject to the rights of the stockholders to consent to or approve certain matters, we shall be managed by a Board of Directors (the "Board"). The Board shall be designated as set forth in the Certificate of Incorporation and the Bylaws. Please review the Company's Form C for all material rights related to this offering.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Bonus Shares

Certain Investors will be eligible to receive additional Shares as a percentage of Shares purchased ("Bonus Shares") under one or more of the categories below. In each case, fractional Shares will not be distributed, and the number of Bonus Shares an Investor receives will be determined by rounding down to the nearest whole Share. An Investor who qualified for each category of Bonus Shares could potentially receive up to 35% additional Shares.

In order to receive Bonus Shares and other incentives with respect to an investment, an Investor must submit a single investment that meets the minimum requirement. Bonus Shares will not be granted if an Investor submits multiple investments that, when combined, meet the minimum requirement. All Bonus Shares and other investment incentives will be issued following the closing of the Offering.

Loyalty Bonus Shares

Investors in the Offering who also invested in our Regulation Crowdfunding offering that closed on April 24, 2022 (the "April 2022 Crowdfunding Offering") will receive additional Shares ("Loyalty Bonus Shares") equal to 10% of the number of Shares they purchase in the Offering. Loyalty Bonus Shares may be combined with StartEngine Owner's Bonus Shares and either Time-Based Bonus Shares or Volume-Based Bonus Shares.

Time-Based Bonus Shares

Investors who invest shortly after the Offering launches will receive additional Shares as a percentage of their investment ("Time-Based Bonus Shares"). Time-Based Bonus Shares may be combined with StartEngine Owner's Bonus Shares (as defined below) and Loyalty Bonus Shares (as defined below) but cannot be combined with Volume-Based Bonus Shares (as defined below). If you are eligible for both Time-Based Bonus Shares and Volume-Based Bonus Shares, you will receive the higher of the two.

Early Bird Bonus Shares

Investors who invest any amount within the first two weeks of the Offering's launch will receive Time-Based Bonus Shares equal to 3% of the number of Shares they purchase in the Offering.

Super Early Bird Bonus Shares

Investors who invest any amount within the first week of the Offering's launch will receive Time-Based Bonus Shares equal to 5% of the number of Shares they purchase in the Offering.

Volume-Based Bonus Shares

Investors who invest large amounts in the Offering will receive additional Shares as a percentage of their investment ("Volume-Based Bonus Shares"). Volume-Based Bonus Shares may be combined with StartEngine Owner's Bonus Shares and Loyalty Bonus Shares (as defined below) but cannot be combined with Time-Based Bonus Shares (as defined below). If you are eligible for both Volume-Based Bonus Shares and Time-Based Bonus Shares, you will receive the higher of the two.

Tier 1 | $1,000+

Invest $1,000+ and receive $25 in loyalty rewards dollars.

Tier 2 | $2,500+

Invest $2,500+ and receive $100 in loyalty rewards dollars.

Tier 3 | $5,000+

Invest $5,000+ and receive $200 in loyalty rewards dollars.

Tier 4 | $10,000+

Investors who invest $10,000 or more in the Offering will receive Volume-Based Bonus Shares equal to 5% of the number of Shares they

purchase in the Offering + $200 in loyalty rewards dollars.

Tier 5 | $25,000+

Investors who invest $25,000 or more in the Offering will receive Volume-Based Bonus Shares equal to 8% of the number of Shares they purchase in the Offering + $200 in loyalty rewards dollars.

Tier 6 | $50,000+

Investors who invest $50,000 or more in the Offering will receive Volume-Based Bonus Shares equal to 10% of the number of Shares they purchase in the Offering + $200 in loyalty rewards dollars.

Tier 7| $100,000+

Investors who invest $100,000 or more in the Offering will receive Volume-Based Bonus Shares equal to 15% of the number of Shares they purchase in the Offering + $200 in loyalty rewards dollars.

StartEngine Owner's Bonus Shares

Investors in the Offering who are members of the StartEngine Crowdfunding, Inc. OWNer's Bonus program will receive additional Shares ("StartEngine Owner's Bonus Shares") equal to 10% of the number of Shares they purchase in the Offering. StartEngine Owner's Bonus Shares may be combined with Loyalty Bonus Shares and either Time-Based Bonus Shares or Volume-Based Bonus Shares.

StartEngine Owner's Bonus program members will also have priority if they are on the waitlist to invest and we surpass our maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are canceled or fail.

*In order to receive bonus shares or perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Hawaiian Bros.

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